UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                Amendment No. 1*


                                SearchHelp, Inc.
 -----------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.0001 Par Value
 -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  8122 2P 10 6
 -----------------------------------------------------------------------------
                                 (CUSIP Number)

                         Debbie Seaman
                         c/o SearchHelp, Inc.
                         1055 Stewart Avenue
                         Bethpage, NY 11714
 -----------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notice and Communications)

    - with copies to:   General Counsel
                        SearchHelp, Inc.
                        1055 Stewart Avenue
                        Bethpage, NY 11714

                                   May 8, 2006
 -----------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                     Page 1 of 6


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CUSIP No.  8122 2P 10 6                                      Page 2 of 6
--------------------------                                 ---------------------

--------- ----------------------------------------------------------------------
1.        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Debbie Seaman
--------- ----------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)
--------- ----------------------------------------------------------------------
3.        SEC USE ONLY

--------- ----------------------------------------------------------------------
4.        SOURCES OF FUNDS

          00
--------- ----------------------------------------------------------------------
5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)
--------- ----------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------- ----------------------------------------------------------------------
NUMBER OF        7.    SOLE VOTING POWER           2,773,505
SHARES          ----- ----------------------------------------------------------
BENEFICIALLY     8.    SHARED VOTING POWER                 0
OWNED BY EACH   ----- ----------------------------------------------------------
REPORTING        9.    SOLE DISPOSITIVE POWER      2,773,505
PERSON WITH     ----- ----------------------------------------------------------
                 10.   SHARED DISPOSTIVE POWER               0
--------- ----------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                           2,773,505
--------- ----------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------- ----------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11             7.36%
--------- ----------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
--------- ----------------------------------------------------------------------

CUSIP No.  8122 2P 10 6                                      Page 3 of 6
--------------------------                                 ---------------------

This Amendment No. 1 amends the Schedule 13D originally filed on February 5, 2003 (the "Original Schedule 13D"), by Debbie Seaman (the "Reporting Person"), which related to the Common Stock, $.0001 par value per share (the "Shares") of SearchHelp, Inc. (the "Issuer"), a Delaware corporation. The Original Schedule 13D reported beneficial ownership of 3,139,225 Shares by the Reporting Person. The purpose of this Amendment No. 1 is to amend Items 3 and 5 with respect to the disposition of shares by the Reporting Person. This Amendment No. 1 also reports additional prior acquisitions by the Reporting Person in amounts that did not represent a material increase (as defined by Rule 13d-2(a)) in the percentage of the class beneficially owned by the Reporting Person.


ITEM 1   SECURITY AND ISSUER
------   -------------------

         Title of Class of Securities
         ----------------------------

         Common Stock, $.0001 par value per share

         Name and Address of Issuer
         --------------------------

         SearchHelp, Inc.
         1055 Stewart Avenue, Suite 12
         Bethpage, NY 11714

ITEM 2   IDENTITY AND BACKGROUND
------   -----------------------

    (a)  Debbie Seaman

    (b)  c/o SearchHelp, Inc. 1055 Stewart Avenue, Suite 12 Bethpage, NY 11714

    (c) The Reporting Person is a self-employed social worker. She was formerly the President and a director of the Issuer.

    (d) During the past five years the Reporting Person has not been convicted in a criminal proceeding.

    (e) During the past five years the Reporting Person has not been a party to a civil proceeding as a result of which she is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

    (f)  United States of America.

CUSIP No.  8122 2P 10 6                                      Page 4 of 6
--------------------------                                 ---------------------

ITEM 3   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
------   -------------------------------------------------

On May 8, 2006, the Reporting Person sold 500,000 shares in privately negotiated transactions at a sale price of $0.15 per share.

On April 21, 2005, pursuant to the Issuer's stock option plan, the Reporting Person was granted options to purchase 60,000 Shares, at an exercise price of $0.27 per Share, at any time on or before April 21, 2010. At the date of this statement, 30,000 Shares are included in the total beneficially owned because such options have vested or will vest within 60 days. Of the remaining options, 15,000 will vest on each of April 21, 2007 and 2008, respectively.

On September 29, 2004, the Reporting Person exchanged $14,820 of indebtedness owed to her by the Issuer in exchange for 59,280 Shares. The purchase price was $0.25 per Share.

On May 21, 2004, pursuant to the Issuer's stock option plan, the Reporting Person was granted options to purchase 60,000 Shares, at an exercise price of $0.77 per Share, at any time on or before May 21, 2009. At the date of this statement, 45,000 Shares are included in the total beneficially owned because such options have vested or will vest within 60 days. The remaining 15,000 options will vest on May 21, 2007.


ITEM 4   PURPOSE OF TRANSACTION
------   ----------------------

The Reporting Person owns securities of the Issuer for investment purposes and may from time to time increase or decrease her position in the Issuer's securities.

Except as set forth above, the Reporting Person does not have any plans or proposals which may result or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Issuer;

CUSIP No.  8122 2P 10 6                                      Page 5 of 6
--------------------------                                 ---------------------


      (e) Any material change in the present capitalization or dividend policy of the Issuer;

      (f) Any other material change in the Issuer's business or corporate structure;

      (g) Changes in the Issuer's charter, bylaws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

      (h) Causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      (j) Any action similar to any of those enumerated above.


ITEM 5   INTEREST IN SECURITIES OF THE ISSUER
------   ------------------------------------

      (a) At the date of this statement, the Reporting Person beneficially owns 2,773,505 Shares, representing approximately 7.36% of the class. According to information provided to the Reporting Person by the Issuer, there were 37,640,039 outstanding Shares at the time of the Reporting Person's transaction on April 26, 2006 (according to information obtained from the Issuer's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005).

    (b) The Reporting Person has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all of the Shares beneficially owned.

    (c) The Reporting Person's transactions during the past sixty days are disclosed in Item 3.

    (d) Inapplicable.

    (e) Inapplicable.

CUSIP No.  8122 2P 10 6                                      Page 6 of 6
--------------------------                                 ---------------------

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
------    -------------------------------------------------------------------

  None.


ITEM 7    MATERIAL TO BE FILED AS EXHIBITS
------    --------------------------------

  None.




SIGNATURE
---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 10, 2006
------------------------------
Date


/s/ Debbie Seaman
------------------------------
(Signature)


Debbie Seaman
------------------------------
Name/Title